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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SEC FILE NUMBER

Washington, D.C. 20549

FORM 12b-25

CUSIP NUMBER
37991A 100

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR
☐ Form N-CSR

For period ended:  March 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended: _______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant
Global Energy Holdings Group, Inc.
Former Name if Applicable
Xethanol Corporation
Address of Principal Executive Office (Street and Number)
3348 Peachtree Road, N.E., Tower 200, Suite 250
City, State and Zip Code
Atlanta, Georgia 30326

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable, without unreasonable effort and expense, to file its Quarterly Report on Form 10-Q for the period ended March 31, 2009 (the “Form 10-Q”) on a timely basis because its chief executive officer resigned his position as chief executive officer effective as of May 15, 2009 and has declined to execute the Form 10-Q on behalf of the Company or to make the certifications required by the Securities Exchange Act of 1934, as adopted by Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002.  As of May 15, 2009 the Registrant did not have another officer performing functions equivalent to the chief executive officer.  The Registrant’s interim Chief Financial Officer has executed the Form 10-Q and has made the required certifications.

The Registrant anticipates that it will file its Quarterly Report on Form 10-Q within the period provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Steven Paulik	404	814-2500
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes No☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes   ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Registrant’s Quarterly Report on Form 10-Q for the period ended March 31, 2009 will show a significant change in results of operation compared to the period ended March 31, 2008 as a result of the Registrant’s decision to focus its operations on the development of renewable energy projects, such as biomass gasification and landfill gas-to-energy projects, and to exit its legacy ethanol business.  The Registrant’s only source of revenue during the first quarter of 2008 was from its sales of ethanol and related products at its Blairstown, Iowa ethanol plant.  As a result of its decision to pursue the development of renewable energy projects and  high prices for corn and natural gas, the Registrant ceased production of ethanol at the Blairstown facility on May 1, 2008 to reduce its operating losses.  Accordingly, after May 1, 2008, the Registrant did not generate any revenue from operations.

As a result of this decision to exit its legacy ethanol business and to cease producing ethanol as of May 1, 2008, the Registrant’s net sales for the period ended March 31, 2009 were $0 compared to approximately $3,012,000 for the period ended March 31, 2008.  However, the Registrant estimates that its net loss for the period ended March 31, 2009 will be approximately $1,038,000, or $.04 per share, compared to a net loss of approximately $1,972,000, or $.07 per share, for the period ended March 31, 2008.

Global Energy Holdings Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2009	By:	/s/ Steven Paulik
Name: Steven Paulik
Title: Interim Chief Financial Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)